UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Hippo Holdings Inc.
(f/k/a Reinvent Technology Partners Z)
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
433539202
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Reinvent Sponsor Z LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 401,200 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 401,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (2)
12	TYPE OF REPORTING PERSON OO
(1)

Reflects: (a) 225,200 shares of common stock, par value $0.0001 per share (“Common Stock”), of Hippo Holdings Inc. (the “Company”), held directly by Reinvent Sponsor Z LLC (the “Sponsor”), and (b) 176,000 shares of Common Stock issuable upon exercise of private placement warrants of the Company (“Private Warrants”) held directly by the Sponsor. Reid Hoffman and Mark Pincus may be deemed to beneficially own securities held by the Sponsor by virtue of their relationship with Sponsor and disclaim beneficial ownership of such shares, except to the extent of their actual pecuniary interest therein. Of the 225,000 shares of Common Stock reported in (a) above, 168,900 are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 2, 2031 and certain lock-up restrictions, the last of which expires by August 2, 2023.

(2)
The calculation assumes that there is a total of 23,238,372 shares of Common Stock outstanding, which is the sum of (i) the 23,062,372 shares of Common Stock outstanding as of November 1, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022 (the “Report”), and (ii) the 176,000 shares of Common Stock issuable upon exercise of Private Warrants held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Reid Hoffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 401,200 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 401,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (2)
12	TYPE OF REPORTING PERSON IN
(1)

Reflects: (a) 225,200 shares of Common Stock held directly by the Sponsor, and (b) 176,000 shares of Common Stock issuable upon exercise of Private Warrants held directly by the Sponsor. Reid Hoffman and Mark Pincus may be deemed to beneficially own securities held by the Sponsor by virtue of their relationship with Sponsor and disclaim beneficial ownership of such shares, except to the extent of their actual pecuniary interest therein. Of the 225,000 shares of Common Stock reported in (a) above, 168,900 are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 2, 2031 and certain lock-up restrictions, the last of which expires by August 2, 2023.

(2)
The calculation assumes that there is a total of 23,238,372 shares of Common Stock outstanding, which is the sum of (i) the 23,062,372 shares of Common Stock outstanding as of November 1, 2022, as reported in the Report, and (ii) the 176,000 shares of Common Stock issuable upon exercise of Private Warrants held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Mark Pincus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 441,200 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 441,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (2)
12	TYPE OF REPORTING PERSON IN
(1)

Reflects: (a) 225,200 shares of Common Stock held directly by the Sponsor, (b) 176,000 shares of Common Stock issuable upon exercise of Private Warrants held directly by the Sponsor, and (c) 40,000 shares of Common Stock held by Reinvent Capital Fund LP (“Reinvent Capital”). Reid Hoffman and Mark Pincus may be deemed to beneficially own securities held by the Sponsor by virtue of their relationship with Sponsor. Mr. Pincus may be deemed to beneficially own shares held by Reinvent Capital by virtue of his relationship with such entity. Mr. Pincus disclaims beneficial ownership of the securities held by Sponsor and Reinvent Capital, except to the extent of his actual pecuniary interest therein. Of the 225,000 shares of Common Stock reported in (a) above, 168,900 are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 2, 2031 and certain lock-up restrictions, the last of which expires by August 2, 2023.

(2)
The calculation assumes that there is a total of 23,238,372 shares of Common Stock outstanding, which is the sum of (i) the 23,062,372 shares of Common Stock outstanding as of November 1, 2022, as reported in the Report, and (ii) the 176,000 shares of Common Stock issuable upon exercise of Private Warrants held by the Sponsor, as reported herein.

Item 1(a).	Name of Issuer:
Hippo Holdings Inc. (f/k/a Reinvent Technology Partners Z)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
150 Forest Avenue, Palo Alto, California 94301

Item 2(a).	Name of Person Filing:
This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Reinvent Sponsor Z LLC

2.	Reid Hoffman

3.	Mark Pincus

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows:
215 Park Avenue, Floor 11, New York, NY 10003

Item 2(c).	Citizenship:
See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:
The Common Stock CUSIP Number is 433539202.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

(a) Amount beneficially owned:
See responses to Item 9 on each cover page.

(b) Percent of class:
See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023

Reinvent Sponsor Z LLC

By:	/s/ Mark Pincus
Name:	Mark Pincus
Title:	Authorized Signatory

By:	/s/ Reid Hoffman
Name:	Reid Hoffman
Title:	Authorized Signatory

/s/ Mark Pincus
Mark Pincus

/s/ Reid Hoffman
Reid Hoffman